UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SHF Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

824430102

(CUSIP Number)

Doug Fagan | President / CEO

Partner Colorado Credit Union

6221 Sheridan Blvd, Arvada, CO 80003

(303) 422-6221

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 824430102
1	Names of Reporting Persons. Partner Colorado Credit Union
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3	SEC Use Only
4	Source of Funds SC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or Place of Organization Colorado
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 11,386,139
	8	Shared Voting Power 0
	9	Sole Dispositive Power 11,386,139
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,386,139
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ Not Applicable
13	Percent of Class Represented by Amount in Row (11) 60.8%
14	Type of Reporting Person SA

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of SHF Holdings, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 10 East 53rd Street, Suite 3001, New York, New York 10022.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is filed by Partner Colorado Credit Union, a Colorado not-for profit cooperative with its principal offices at 6221 Sheridan Blvd, Arvada, CO 80003 (“Reporting Person”). During the last five years, the Reporting Person has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 28, 2022 (the “Closing Date”), the Issuer (formerly known as Northern Lights Acquisition Corp. (“NLAC”)) consummated the previously announced business combination (the “Business Combination”) of NLAC and SHF, LLC d/b/a Safe Harbor Financial, a Colorado limited liability company (“Target”), pursuant to that certain Unit Purchase Agreement, dated February 11, 2022 (as amended by the First Amendment to the Unit Purchase Agreement dated September 19, 2022, the Second Amendment to the Unit Purchase Agreement dated September 22, 2022, and the Third Amendment to the Unit Purchase Agreement dated September 28, 2022, the “Unit Purchase Agreement”), by and among NLAC, SHF, SHF Holding Co., LLC (the “Seller”), and Partner Colorado Credit Union, the sole member of the Seller (the “Reporting Person”). In connection with the consummation of the Business Combination, Reporting Person acquired 11,386,139 shares of Common Stock from Issuer and Issuer received all of the issued and outstanding membership interests in the Target.

ITEM 4. PURPOSE OF TRANSACTION

The information furnished in Item 3 is incorporated into this Item 4 by reference. The Reporting Person has acquired, and holds, the shares of Common Stock in connection with its position as the ultimate seller in the Business Combination. From time to time, the Reporting Person may determine to dispose of all or a portion of the shares of Issuer Common Stock which are beneficially owned by the Reporting Person and over which the Reporting Person has investment power.

Other than as described above in this Item 4 and Item 6, the Reporting Person does not have any present plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) – (b): As of the date hereof, Reporting Person beneficially owns 11,386,139 shares of Common Stock, which represents approximately 60.8% of the Common Stock issued and outstanding, based on 18,715,912 shares of common stock of the Issuer outstanding as reported in the Current Report on Form 8-K of the Issuer filed on September 28, 2022.

(c): The Reporting Person has not affected any transactions in the shares of the Issuer during the past 60 days.

(d): To the best knowledge of Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of any of the shares of Common Stock reported in Item 5(a).

(e): Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information furnished in Item 3 is incorporated into this Item 6 by reference.

Registration Rights Agreement

On the Closing Date, in connection with the Business Combination, the Issuer and Reporting Person entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which the Reporting Person may request that the Issuer register certain securities held by the Reporting Person. The material features of the Registration Rights Agreement are described in that agreement, which is included as Exhibit 10.1 to the Issuer’s Form 8-K filed on September 28, 2022.

Lock-Up Agreement

On the Closing Date, in connection with the Business Combination, the Issuer and Reporting Person entered into a lock-up agreement (the “Lock-Up Agreement”), pursuant to which, among other things, and subject to certain exceptions, the Company securities held by the Reporting Person are to be locked-up for a period of six months from the Closing Date, and to be subject to certain restrictions on sale thereafter, in accordance with the terms set forth therein. The material features of the Lock-Up Agreement are described in that agreement, which is included as Exhibit 10.2 to the Issuer’s Form 8-K filed on September 28, 2022.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

A	Registration Rights Agreement, dated September 28, 2022, by and among Issuer, SHF Holding Co., LLC, and Partner Colorado Credit Union (incorporated by reference to the Issuer’s Form 8-K filed on September 28, 2022)
B	Lock-Up Agreement, dated September 28, 2022, by and among Issuer, SHF Holding Co., LLC, and Partner Colorado Credit Union (incorporated by reference to the Issuer’s Form 8-K filed on September 28, 2022)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2022
Date

/s/ Doug Fagan
Signature

Doug Fagan, President / CEO, Partner Colorado Credit Union
Name/Title